

November 14, 2011

<u>Via E-mail</u>
Tao Wang
Chief Executive Officer
Changyou.com Limited
East Tower, Jing Yan Building
No. 29 Shijingshan Road, Shijingshan District
Beijing 100043
People's Republic of China

> **Re:** **Changyou.com Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed on February 28, 2011**
> **Form 6-K filed on February 1, 2011**
> **File No. 001-34271**

Dear Mr. Wang:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief